THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Mr. Emerson S. Davis

Re:	APP WD: Withdrawal of Northern Lights Fund Trust’s Application for an Order under Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended File No. 812-13699

Dear Mr. Davis:

On September 11, 2009, CMG Capital Management Group, Inc. and Northern Lights Trust (together, the “Applicants”) filed an amended application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order of exemption from Section 15(a) of the Act and Rule 18f-2 under the Act and from certain disclosure requirements under various rules and forms (the “Amendment”), accession number 0000910472-09-000734.  Due to an administrative error, the filing was inadvertently made on Form Type 40-APP (the “Inadvertent Filing”).  The Amendment was re-filed on September 28, 2009 on Form Type 40-APP/A, accession number 0000910472-09-000750.  By this letter, we hereby respectfully request that the Inadvertent Filing be withdrawn and that the Commission take no further action with respect thereto.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6725.

Sincerely,
/s/ Thompson Hine LLP
Thompson Hine LLP